Exhibit (6)(d)


                       METLIFE - STATE STREET INCOME TRUST

                              One Financial Center
                                Boston, MA 02111


                                                               December 24, 1988




MetLife - State Street
  Investment Services, Inc.
One Financial Center
Boston, MA  02111-2690

Gentlemen:

         This letter is to confirm to you that MetLife - State Street Income Trust (the "Trust"), has created a new series of shares to be known as MetLife - State Street Managed Assets (the "Fund") which will pay an advisory fee equal to
 .75% on an annual basis of its average daily net asset value, and that pursuant to the Distribution Agreement between the Trust and you dated as of July 17, 1986 (the "Agreement"), you will serve as distributor and principal underwriter of the Fund (which shall be deemed a "Fund" under the Agreement) with respect to the sale of its shares. Shares of the Fund will be sold at the "net asset value per share" of the Fund plus the applicable sales charge in accordance with the then current prospectus and statement of additional information of the Fund, as from time to time amended.

         This will also confirm that the Plan of Distribution Pursuant to Rule 12b-1 adopted by the Trust and dated August 11, 1986 (the "Plan") shall apply with respect to the Fund as a "Series" thereunder under the terms set forth in the then current prospectus and statement of additional information of the Fund, as from time to time amended (including the provisions of Section 3 thereof relating to payments under the Plan).

         Please indicate your acceptance of the above in accordance with the terms of the Agreement and the Plan by signing this letter as indicated below.

         The term "MetLife - State Street Income Trust" means and refers to the Trustees from time to time serving under the Master Trust Agreement of the Trust dated December 23, 1985 as the same may subsequently hereto have been, or subsequently hereto may be, amended. It is expressly agreed that the obligations of the Trust hereunder shall not be binding upon any of the Trustees, shareholders, nominees, officers, agents or employees of the Trust as individuals or personally, but shall bind only the trust property of the Trust, as provided in the Master Trust Agreement of the Trust. The execution and delivery of this Agreement have been authorized by the Trustees of the Trust and signed by the President of the Trust, acting as such, and neither such authorization nor such execution and delivery shall be deemed to have been made individually or to impose any personal liability, but shall bind only the trust property of the Trust as provided in its Master Trust Agreement. The Master Trust Agreement of the Trust provides, and it is expressly agreed, that each Fund of the Trust shall be solely and exclusively responsible for the payment of its debts, liabilities and obligations, and that no other fund shall be responsible for the same.

                                               METLIFE - STATE STREET INCOME
                                               TRUST



                                               By: /s/ Charles L. Smith, Jr.
                                                   -----------------------------
                                                   President


ACCEPTED AND AGREED TO:

METLIFE - STATE STREET
  INVESTMENT SERVICES, INC.


By: /s/ David P. McLean
    --------------------------